BB 2/1 * 8-68115

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SEC Mail Processing Section

FEB 25 2010

Washington, DC 122

SEC [barcode] 10027436 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [illegible]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northcoast Research Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Lakeside Ave Suite 1500
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sal Raffa 216-468-6955
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G

(Name – *if individual, state last, first, middle name*)

32125 Solon Rd	Cleveland	OH	44139
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sal Raffa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northcoast Research Partners, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LANEDA F. REED
Notary Public, State of Ohio
My Commission Expires Aug. 23, 2012

S. Raffa
Signature

Chief Financial Officer
Title

Laneda F. Reed
Notary Public

This report ** contains (check all applicable boxes):
- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- ... (c) Statement of Income (Loss).
- ... (d) Statement of Changes in Financial Condition.
- .... (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ...(g) Computation of Net Capital.
- ... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- ...(m) A copy of the SIPC Supplemental Report.
- √ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHCOAST RESEARCH PARTNERS, LLC

TABLE OF CONTENTS

SS&G

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Cleveland Office
32125 Solon Road
Cleveland, Ohio 44139
440-248-8787
fax 440-248-0841
www.SSandG.com

To the Member of
Northcoast Research Partners, LLC

We have audited the accompanying statement of financial condition of Northcoast Research Partners, LLC as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Northcoast Research Partners, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

S S + G Financial Services Inc

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 22, 2010

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2009
ASSETS		
Cash	$	416,838
Receivable from related party		25,277
Receivables from customers		118,500
Receivable from employee		10,000
Prepaid expenses		43,454
Rent deposit		51,563
Equipment and leasehold improvements, net		88,499
	$	754,131
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable/accrued expenses	$	86,067
Payable to related party		50,811
Accrued payroll		41,145
Deferred rent		83,600
TOTAL LIABILITIES		261,623
MEMBER'S EQUITY		492,508
	$	754,131

See accompanying notes to financial statement.

NOTE A – Organization and nature of business

Northcoast Research Partners, LLC (the Company) provides independent equity research to its institutional customers. The Company is a limited liability company organized under the laws of Ohio and was incorporated on October 29, 2008. They began trading operations during May 2009. The Company, a wholly-owned subsidiary of Northcoast Research Holdings, LLC, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE B – Summary of significant accounting policies

Recent issued accounting pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) established *The Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (the Codification) as the single source of authoritative accounting guidance. The Codification did not change generally accepted accounting principles but rather enhanced the way accounting principles are organized. The Codification was effective for fiscal years ending after September 15, 2009.

Basis of accounting

The statement of financial condition of the Company has been prepared on the accrual basis of accounting.

Concentration of credit risk

The Company maintains its cash balances in one financial institution located in Cleveland, Ohio. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company had receivables from three customers at December 31, 2009 that comprised 80% of the accounts receivable.

As of December 31, 2009, the Company had no other significant concentrations of risk.

Accounts receivable

The Company reports receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against earnings.

NOTE B – Summary of significant accounting policies, continued

Equipment and leasehold improvements
Equipment and leasehold improvements consisted of the following at December 31, 2009:

Furniture and fixtures	$ 16,378
Office equipment	64,362
Leasehold improvements	22,630
	103,370
Less accumulated depreciation	(14,871)
	$ 88,499

Income taxes
The Company, with the consent of its member, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in this statement of financial condition.

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2009 and February 22, 2010, which is the date that the statement of financial condition was available to be issued, for possible recognition or disclosure in the statement of financial condition.

NOTE C – Related party transactions

The Company has entered into a support and services agreement with Ancora Partners, LLC (Ancora), a member of Northcoast Research Holdings, LLC, whereby Ancora provides various administrative and operational support services to the Company.

NOTE D – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company is required to contribute 3% of the employees' base salary, regardless of the individual's participation. Profit sharing contributions to the plan are discretionary and determined by management based on the firm's financial performance in the calendar year.

NOTE E – Lease commitments

The Company leases office space under non-cancelable operating leases that expire at December 31, 2013.

Future minimum lease payments under lease agreements as of December 31, 2009 are as follows:

2010	$ 206,250
2011	254,375
2012	288,750
2013	351,451
	$ 1,100,826

The office space lease agreement provides for escalating rent payments at various times during the lease term. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. An aggregate difference of $83,600 at December 31, 2009 has been recorded on the statement of financial condition relating to the difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis.

NOTE F – Net capital requirements

As a member organization of FINRA, the Company is subject to the Uniform Net Capital rule 15c3-1 adopted by the SEC and administered by FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2009 was $32,703. At December 31, 2009, the Company's net capital was $155,215 and exceeded the minimum net capital requirement by $122,512. The Company's ratio of aggregate indebtedness at December 31, 2009 was 1.69 to 1.

Supplemental Information

NORTHCOAST RESEARCH PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

Total Member's Equity from Statement of Financial Condition	$	492,508
Nonallowable assets:		
Receivables		153,777
Property and equipment-net of depreciation and amortization		88,499
Other assets		95,017
Total nonallowable assets		337,293
Net Capital	$	155,215
Net capital requirement (12.5% of aggregate indebtedness)	$	32,703
Excess net capital	$	122,512
Total aggregate indebtedness	$	261,623
Percentage of aggregate indebtedness to net capital		169%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2009.

NORTHCOAST RESEARCH PARTNERS LLC

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Reports

SS&G
Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Cleveland Office
32125 Solon Road
Cleveland, Ohio 44139
440-248-8787
fax 440-248-0841
www.SSandG.com

To the Member of
Northcoast Research Partners, LLC

In planning and performing our audit of the financial statements of Northcoast Research Partners, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G
Certified Public Accountants and Advisers
www.SSandG.com

SS&G Financial Services Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 22, 2010

NORTHCOAST RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009